August 10, 2007

Mail Stop 6010

Stephen C. Kircher
Chief Executive Officer
Solar Power, Inc.
4080 Cavett Stallman Road, Suite 100
Granite Bay, California 95746

> **Re:** **Solar Power, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 3, 2007**
> **File No. 333-140023**

Dear Mr. Kircher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 8-K/A filed August 9, 2007

Management's Discussion and Analysis or Plan of Operations, page 3

Results of Operation, page 8

1. In the first paragraph of this section, please recalculate the year-over-year growth percentage to reflect the restated amount of revenue for the nine month period ended September 30, 2006.

Financial Statements of Solar Power, Inc., a California Corporation, page 15

Report of Independent Registered Public Accounting Firm, page 15

2. We note the restatement in Note 17 on page 31 to the statements of operations for the period from January 18, 2005 to December 31, 2005. We also note that the

auditors did not refer to the restatement in their report or dual-date their opinion. Please ask your auditors to tell us about their consideration of AICPA Auditing Standards Section 561.06.a. Please similarly address the same for your Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2006 and Amendment No. 7 to the Form SB-2.

Consolidated Statements of Cash Flows, page 19

3.   Please revise to reflect the changes in assets and liabilities to be net of the effects of the consolidation of DRCI consistent with SFAS 95 and Example 1 in paragraph 131 of Appendix C. Otherwise, explain to us why the current amounts presented properly exclude those effects. Please similarly address the inclusion of these changes in your Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2006 and Amendment No. 7 to the Form SB-2.

4.   In this regard, please explain why the net change in prepaid expenses and other current assets for the year ended December 31, 2006 increased by $331,192 for the correction of the error in your accounting for the DRCI acquisition as shown on page F-25 of Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2006.

Note 5. Prepaid Expenses and Other Current Assets, page 24

5.   Since there was no change in the amount recorded for deferred costs as of September 30, 2006, please tell us why you refer to the amount "as restated." Please also explain how the adjustments included in Note 17 impacted the individual line items within prepaid expenses and other current assets.

Note 7. Other Accrued Liabilities and Other Current Liabilities, page 24

6.   For the amount recorded for trade deposits from customers as of September 30, 2006, please include the "as restated" designation. We note that the amount changed from $77,611 to $496,390 as a result of the restatement.

Note 16. Geographical Information, page 29

7.   In the tables presented under the column labeled "Nine months ended September 30, 2006", please include the "as restated" designation to the segment totals for net sales and loss and identifiable assets.

Note 17. Restatement, page 31

8.   Please reconcile the amount reflected for shipping costs incorrectly charged to selling, marketing and customer service ($70,506) to the restated amounts for the period from January 18, 2005 (date of inception) to December 31, 2005 ($74,318).

Stephen Kircher
Solar Power, Inc.
August 10, 2007
Page 3

9. Please revise to provide a description of the nature of each error, consistent with paragraph 26 of SFAS 154. Please include the following:

- The amount of the correction for "certain operating expenses of DRCI from June 1, 2006 to September 30, 2006."
- The nature of the errors for $74,318 and $25,265 in the period from January 18, 2005 through December 31, 2005 and January 18, 2005 through September 30, 2005.
- The nature of the errors that resulted in decreasing cost of goods sold by $301,951 for the nine months ended September 30, 2006, increasing selling expenses by $331,192 and decreasing prepaid expenses by $29,241 as of September 30, 2006.
- The nature of the errors that resulted in increasing income taxes by $171,155 for the nine months ended September 30, 2006 and the nature of all errors included within goodwill, deferred tax asset, and income taxes payable as of September 30, 2006.

10. Please revise to reflect the line for 'other income, net' before income (loss) before income taxes.

11. Please revise to disclose the effect of each error on each financial statement line item, including your statements of cash flows and statements of shareholder's equity, consistent with paragraph 26(a) of SFAS 154.

12. Please tell us why this footnote does not include the correction of the error to eliminate the equity of IAK, your wholly-owned subsidiary.

Dale Renewables Consulting, Inc.

Note 9 – Subsequent Events, page 40

13. Please reconcile the amount of cash you paid on November 15, 2006 to acquire DRCI as indicated in the last paragraph to the amount disclosed in Note 1 on page 20 of the financial statements for Solar Power.

(b) Pro Forma Financial Information, page 41

14. Please reconcile the amounts recorded under the columns labeled "Solar Power, Inc., a Nevada corporation (Formerly Welund Fund, Inc.)" for the Unaudited Pro Forma Condensed Consolidated Balance Sheet on page 43 and the Unaudited Pro Forma Condensed Consolidated Statement of Operations on page 46 to the financial statements on pages F-52 and F-53, respectively, of Form SB-2 in Amendment No. 7.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Burton at (202) 551-3626 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): David C. Adams, Esq.